UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of April 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Report of Relevant Information dated April 12, 2018

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. informs that on the date hereof, the Board of Directors of the Company, pursuant to Article 28 of its by-laws, appointed Mr. Fabio Castellanos Ordóñez as member of the Audit Committee.

As a result, the Company’s Audit Committee will be composed of three members: Ms. Esther América Paz Montoya, Mr. Germán Michelsen Cuéllar and Mr. Fabio Castellanos Ordóñez.

Bogotá D.C., April 11, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel